Exhibit 12.1

BNSF RAILWAY COMPANY and SUBSIDIARIES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(In millions, except ratio amounts)
(Unaudited)

	Six Months Ended June 30,
	2012	2011
Earnings:
Income before income taxes	$2,674	$2,278
Add:
Interest and other fixed charges, excluding capitalized interest	29	42
Reasonable approximation of portion of rent under long-term operating leases representative of an interest factor	99	123
Distributed income of investees accounted for under the equity method	3	3
Amortization of capitalized interest	1	—
Less:
Equity in earnings of investments accounted for under the equity method	6	8
Total earnings available for fixed charges	$2,800	$2,438
Fixed charges:
Interest and fixed charges	$41	$48
Reasonable approximation of portion of rent under long-term operating leases representative of an interest factor	99	123
Total fixed charges	$140	$171
Ratio of earnings to fixed charges	20.00x	14.26x

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